Exhibit 99.6

CONSENT OF RANDAL M. BRUSH

The undersigned hereby consents to the use of the undersigned’s name, and to the quotation, inclusion or summary of information derived from those sections/subsections of the technical report titled "NI 43-101 Technical Report Preliminary Economic Assessment for the Franklin Project Located in Hopkins, Franklin, and Titus Counties, Texas, United States" dated October 19, 2026, with an effective date of July 20, 2026 (the “Technical Report”) for which the undersigned is responsible, and to the incorporation by reference of such sections/subsections and such quotation, inclusion or summary of those sections/subsections of the Technical Report prepared by the undersigned into the Registration Statement on Form F-10 of Standard Lithium Ltd. (File No. 333-289110).

/s/ Randal M. Brush
Randal M. Brush, P.E.
Haas & Cobb Petroleum Consultants
Date: October 19, 2026